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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENERGY PARTNERS, LTD.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

2927OU105

(Cusip Number)

Paul B. Candies
P.O. Box 25, Des Allemands, Louisiana 70030
(504) 469-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2927OU105

1.	Name of Reporting Person: Kevin S. Candies		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,646,029 Shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,646,029 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,646,029 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 2927OU105

1.	Name of Reporting Person: Otto B. Candies, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,135 Shares

		8.	Shared Voting Power: 1,646,029 Shares

		9.	Sole Dispositive Power: 1,135 Shares

		10.	Shared Dispositive Power: 1,646,029 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,647,164 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 2927OU105

1.	Name of Reporting Person: Paul B. Candies		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,270 Shares

		8.	Shared Voting Power: 1,646,029 Shares

		9.	Sole Dispositive Power: 2,270 Shares

		10.	Shared Dispositive Power: 1,646,029 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,648,299 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 2927OU105

1.	Name of Reporting Person: Candies Family Investments, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,125,037 Shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,125,037 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,125,037 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 2927OU105

1.	Name of Reporting Person: Otto Candies, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,646,029 Shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,646,029 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,646,029 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): OO

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 15, 2002 by Kevin S. Candies, Otto B. Candies, Jr., Paul B. Candies, Candies Family Investments, L.L.C., a Louisiana limited liability company, and Otto Candies, L.L.C., a Louisiana limited liability company, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on March 8, 2004 (the “Existing Statement”), with respect to the common stock, par value $.01 per share, of Energy Partners, Ltd., a Delaware corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Existing Statement. From and after the date hereof, all references to the Statement on Schedule 13D filed by the reporting persons shall be deemed to refer to the Existing Statement as amended and supplemented hereby.

Item 1. Security and Issuer

     This Statement relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Energy Partners, Ltd. (the “Issuer”), a Delaware corporation whose principal executive offices are located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170.

Item 2. Identity and Background

     Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration

     Response unchanged.

Item 4. Purpose of Transaction

     Response unchanged.

Item 5. Interest in Securities of the Issuer

     This amendment is being filed to report the disposition of a certain warrant (“Warrant”) by Otto Candies, L.L.C. As a result of this disposition, the number of shares of Common Stock beneficially owned by each of the reporting persons has been reduced to less than 5% of the total number of outstanding shares of Common Stock.

     Item 5 is hereby amended and restated in its entirety as follows:

     “The aggregate number of shares of Common Stock deemed to be beneficially owned for the purposes of this Statement by Kevin S. Candies is 1,646,029 shares of Common Stock, representing approximately 4.8% of the shares of Common Stock outstanding as of April 30, 2004. Kevin S. Candies shares voting and dispositive power as to (i) all 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (ii) all 520,992 shares of Common Stock (445,312 of which shares of

Common Stock are issuable upon the exercise of a Warrant) held by Otto Candies, L.L.C. of which he is the Executive Vice President and a member of the board of managers.

     The aggregate number of shares of Common Stock deemed to be beneficially owned for the purposes of this Statement by Otto B. Candies, Jr. is 1,647,164, representing approximately 4.8% of the shares of Common Stock outstanding as of April 30, 2004. Of such shares, Otto B. Candies, Jr. has sole voting and dispositive power as to 1,135 shares held by the Paul B. Candies Children’s Trust of which he is the sole trustee; he also shares voting and dispositive power as to (i) 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (ii) 520,992 shares of Common Stock (445,312 of which shares are issuable upon the exercise of a Warrant) held by Otto Candies, L.L.C. of which he is the Chairman and a member of the board of managers.

     The aggregate number of shares of Common Stock deemed to be beneficially owned for the purposes of this Statement by Paul B. Candies is 1,648,299, representing approximately 4.8% of the shares of Common Stock outstanding as of April 30, 2004. Of such shares, Paul B. Candies has sole voting and dispositive power as to (a) 1,135 shares of Common Stock held by the Otto B. Candies Children’s Trust of which he is the sole trustee and (b) 1,135 shares held by the Kevin S. Candies Children’s Trust II of which he is the sole trustee; he also shares voting and dispositive power as to (y) 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (z) 520,992 shares of Common Stock (445,312 of which shares are issuable upon the exercise of a Warrant) held by Otto Candies, L.L.C. of which he is the President and a member of the board of managers.

     Candies Family Investments, L.L.C. is the beneficial owner of 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock), representing approximately 3.3% of the shares of Common Stock outstanding as of April 30, 2004. Candies Family Investments, L.L.C. shares with Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies (each of whom is a member of the board of managers of Candies Family Investments, L.L.C.) voting and dispositive power over all 1,125,037 shares of Common Stock held by it.

     The aggregate number of shares of Common Stock deemed to be beneficially owned for the purposes of this Statement by Otto Candies, L.L.C. is 1,646,029, representing approximately 4.8% of the shares of Common Stock outstanding as of April 30, 2004. Otto Candies, L.L.C. is the beneficial owner of 520,992 shares of Common Stock (445,312 of which shares are issuable upon the exercise of a Warrant). Otto Candies, L.L.C. shares with Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies voting and dispositive power over all 520,992 shares of Common Stock held by it. Otto Candies, L.L.C. also shares voting and dispositive power as to all 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which Otto Candies, L.L.C. owns a majority equity interest.

     The reporting persons may be deemed to be part of a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Nothing herein shall be construed to affirm or imply that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would be deemed to beneficially own an aggregate of 1,649,434 shares of Common Stock, or approximately 4.8% of the shares of Common Stock issued and outstanding as of April 30, 2004 (as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

     Over the past 60 days, Otto Candies, L.L.C. sold a Warrant to purchase an aggregate of 148,437.40 shares of Common Stock in a private transaction. The following table sets forth (i) the identity of the direct beneficial owner of the Warrant sold, (ii) the date of the applicable sale transaction, (iii) the number of shares of Common Stock subject to the Warrant sold and (iv) the sale price of the Warrant:

		Number of Shares of
Identity of	Date of	Common Stock Subject	Sale Price of
Reporting Person	Transaction	to the Warrant Sold	the Warrant
Otto Candies, L.L.C.	07/30/04	148,437.40	$927,733.75

     Each of the Reporting Persons ceased to be beneficial owner of more than 5% of the Common Stock on July 30, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Response unchanged.

Item 7. Material to be Filed as Exhibits.

     Response unchanged.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 2004

/s/ Kevin S. Candies
Kevin S. Candies, individually and as trustee

/s/ Otto B. Candies
Otto B. Candies, Jr., individually and as trustee

/s/ Paul B. Candies
Paul B. Candies, individually and as trustee

Candies Family Investments, L.L.C.
By:	/s/ Paul B. Candies
	Name:	Paul B. Candies
	Title:	President

Otto Candies, L.L.C.
By:	/s/ Paul B. Candies
	Name:	Paul B. Candies
	Title:	President